Exhibit 99.1

NEWS RELEASE

YAMANA GOLD YEAR-END FINANCIAL RESULTS RELEASE NOTIFICATION AND CONFERENCE CALL

Toronto, Ontario, January 18, 2008– YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE (AIM): YAU) announces that the 2007 year end financial results will be released after market close on March 25, 2008.  A conference call and audio webcast has been scheduled for March 26, 2008 at 11:00 a.m. E.T. to discuss the results.

Conference Call Information:

Local and Toll Free (North America):	866-540-8136
International:	+1 416-340-8010
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Replay Call:	416-695-5800 Passcode 3249602#
Replay Toll Free Call:	800-408-3053 Passcode 3249602#

The conference call replay will be available from 1:00 p.m. E.T. on March 26, 2008 until 11:59 p.m. E.T. on April 2, 2008.

For further information on the Conference Call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For additional information, contact:

Jodi Peake Vice President, Public & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com

FORWARD-LOOKING STATEMENTS:This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and "forward-looking information" under applicable Canadian securities laws. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include possible variations in ore grade or recovery rates, fluctuating metal prices, currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.